                              Nalco Holding Company
                              1601 West Diehl Road
                           Naperville, Illinois 60563

                                                              November 8, 2004

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

                           RE:  NALCO HOLDING COMPANY
                                REGISTRATION STATEMENT ON FORM S-1
                                FILE NO.:  333-118583

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended (the
"Act"), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Nalco Holding Company
(the "Company") be accelerated so that the Registration Statement may become effective at 2:00 p.m. EDT on November 10, 2004, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the
Act.

                                              Very truly yours,

                                              Nalco Holding Company

                                              By:  /s/ Stephen N. Landsman
                                                  -----------------------------
                                                   Name: Stephen N. Landsman

                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                Tel: 212-902-1000

November 8, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Nalco Holding Company
         Filed on Form S-1
         Registration No. 333-118583

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that (a) between October 22, 2004 and the date hereof 57,642 copies of the
Preliminary Prospectus dated October 22, 2004 were distributed as follows:
54,973 to 10 prospective underwriters; 2,305 to 2,305 institutional investors;
350 to 2 prospective dealers; 9 to 3 rating agencies and 5 to 5 others; and (b)
between October 29, 2004 and the date hereof 1,174 copies of the Preliminary
Prospectus dated October 29, 2004 were distributed as follows: 1,094 to 14 prospective underwriters; 15 to 3 institutional investors; 50 to 2 prospective dealers; 9 to 3 rating agencies and 6 to 4 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 pm,
Eastern Standard Time, on November 10, 2004 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
CITIGROUP GLOBAL MARKETS INC.
J.P. MORGAN SECURITIES INC.
UBS SECURITIES LLC

As Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By: /s/ Goldman, Sachs & Co.
    ---------------------------
     (Goldman, Sachs & Co.)